Exhibit 99.15
FORM 51-102F3
MATERIAL CHANGE REPORT
1.	Name and Address of Company
Quest Uranium Corporation
1155 University Street
Suite 1308
Montreal, Québec
H3B 3A7
2.	Date of Material Change
October 27, 2009.
3.	News Release
Quest Uranium Corporation (“Quest Uranium”) issued a press release with respect to the material change described herein via Marketwire on October 27, 2009.
4.	Summary of Material Change
Quest Uranium has completed a private placement by issuing an aggregate of 2,737,456 units to accredited investors at a price of $2.30 per unit, for aggregate gross proceeds to Quest of $6,296,148.
5.	Full Description of Material Change
5.1.	Full Description of Material Change
Quest Uranium has completed a private placement by issuing an aggregate of 2,737,456 units to accredited investors at a price of $2.30 per unit, for aggregate gross proceeds to Quest of $6,296,148.
Each unit is comprised of one common share and one-half of a common share purchase warrant. Each full warrant entitles the holder to purchase one additional common share of Quest at a price of $3.25 per share until April 27, 2011.
The proceeds from the private placement will be used primarily for further exploration and development of Quest’s Strange Lake, Québec Rare Earth project and for general corporate purposes.
The private placement was conducted through Pope & Company Ltd. and MGI Securities Inc. as co-lead agents and Desjardins Securities Inc. as agent. In connection with the private placement, Quest paid the agents a cash commission of $440,730 and issued non-transferable broker warrants to the agents entitling them to acquire a maximum of 191,622 units of Quest at a price of $2.30 per unit until April 27, 2011. Each unit will be comprised of one common share and one-half of a common share purchase warrant. Each full common share purchase warrant will entitle the holder to acquire one additional common share of Quest at a price of $3.25 per share until April 27, 2011.

As a result of the private placement, there are 39,928,319 common shares of Quest issued and outstanding. Under applicable securities legislation and the policies of the TSX Venture Exchange, the securities issued in the private placement are subject to a four-month hold period expiring on February 28, 2010.
5.2.	Disclosure for Restructuring Transactions
Not applicable.
6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102
Not applicable.
7.	Omitted Information
Not applicable.
8.	Executive Officer
The senior officer who can answer questions regarding this report is Mr. Peter J. Cashin, President and Chief Executive Officer of Quest Uranium. Mr. Cashin’s business telephone number is (416) 916-0777.
9.	Date of the Report
November 6, 2009.